Filed by: Tele Norte Leste Participações S.A.
Filed Pursuant to 425 under the Securities Act of 1933

Subject Company: Tele Norte Leste Participações S.A.
Registration Statement Nos 333-133994 and 333-133992
We have filed registration statements on Form F-1 and Form F-4 (including the prospectuses contained therein) with the SEC for the issuance of securities to which this communication relates. Before you vote or otherwise make an investment decision with respect to these securities, you should read the prospectuses in those registration statements on Form F-4 and other documents we have filed with the SEC for more complete information about TmarPart and the corporate stock swap. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or TNL’s investor relations Web site at www.telemar.com.br/ri. Alternatively, we will arrange to send you the prospectus contained in the Form F-4 if you request it by sending an email to invest@telemar.com.br or calling +55 21 3131-1208.

Tele Norte Leste	Telemar Norte
Participações S.A.	Leste S.A.
CNPJ/MF Nº 02.558.134/0001-58	CNPJ/MF Nº 33.000.118/0001-79
NIRE Nº 33 3 0026253 9	NIRE Nº 33 3 0015258 0
Companhia Aberta	Companhia Aberta
Telemar
Participações S.A.
CNPJ/MF N° 02.107.946/0001-87
NIRE Nº 33 3 0016601 7
Companhia Aberta
COMMUNICATION
Rio de Janeiro, September 5, 2006 - In addition to the Relevant Facts published on 04.17.2006, 05.11.2006, 06.16.2006 and the Communication published on 08.16.2006, the companies Telemar Participações S.A. (“TmarPart”), Tele Norte Leste Participações S.A. (“TNL”, Bovespa: TNLP3, TNLP4; NYSE: TNE) and Telemar Norte Leste S.A. (“Tmar”, Bovespa: TMAR3, TMAR5, TMAR6), collectively referred to herein as “Telemar Companies”, in order to inform their shareholders and the market, hereby announce the following:
As referred to in the previously published Relevant Facts, in case of the approval of the corporate stock swap transaction (incorporação de ações) between TNL and its controlling shareholder, TmarPart (the “Stock Swap”), new members will be appointed to the Board of Directors of TmarPart, who will serve until the occurrence of the Ordinary General Meeting to approve the statements of the fiscal year of 2009.
In such case, the following people were invited and accepted to be a member of the Board of Directors of TmarPart, in the capacity of effective members:
1. Armando Galhardo Nunes Guerra Junior;
2. Augusto Marques da Cruz Filho;
3. Carlos Francisco Ribeiro Jereissati;
4. Carlos Geraldo Langoni;
5. Carlos Medeiros Silva Neto;
6. Fernando Magalhães Portella;
7. José Mauro Mettrau Carneiro da Cunha (Chairman);
8. Luciano Galvão Coutinho;
9. Luciano Siani Pires;
10. Luis Antonio de Moraes Carvalho;
11. Otavio Marques de Azevedo.

Within 5 business days, the summarized curriculum vitae of each of the members referred to above will be made available to the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), to the Stock Exchange of São Paulo (Bovespa), and on the Investor Relations’ section of TNL’s website (www.telemar.com.br/ir).
TELE NORTE LESTE PARTICIPAÇÕES S.A.
TELEMAR NORTE LESTE S.A.
TELEMAR PARTICIPAÇÕES S.A.